Filed by Sabra Health Care REIT, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: Care Capital Properties, Inc.

Commission File No.: 333-218678

Strategic Merits of the Combination with Care Capital Properties July 2017

WHAT HUDSON BAY CAPITAL AND EMINENCE CAPITAL GOT WRONG
1 Skilled Nursing will remain an integral component of the U.S. continuum of care and has been a key part of Sabra’s portfolio mix
2 Sabra has consistently stated that its strategy is to diversify its tenant base in both skilled nursing (“SNF”) and senior housing (“SH”) and to achieve investment grade ratings to enhance its ability to accretively pursue a wider range of transactions
3 Care Capital Properties, Inc. (“CCP”) has good tenants and high-quality assets – our management team can maximize its performance
4 The financial and cost of capital benefits offer substantial opportunities for dividend growth, long-term value creation for shareholders, and further portfolio diversification
5 Sabra’s management team brings more than 100 years of combined experience in the skilled nursing industry and has a deep understanding of how to optimize performance
6 We believe Hudson Bay and Eminence only became shareholders of Sabra post-transaction announcement. They are new to the story and ignore the significant value creation opportunity for Sabra in an attempt to engineer a short term pop in our stock price

WHY SKILLED NURSING FACILITIES?
Skilled nursing facilities will remain an integral component of the U.S. continuum of care, leading to attractive risk adjusted returns for sophisticated and experienced healthcare
An aging U.S. population supports healthcare real estate
fundamentals and drives spending in the sector
Compelling     ?The population of people 65+ is anticipated to grow 5x
faster than the rest of the population from 2014 – 2060
U.S. Aging
Demographics     ?U.S. Census Bureau estimates that by 2030 seniors will
(1)     account for one in every five Americans
? Persons aged 65-74 have the highest average annual
personal expenditures
Demographics will drive occupancy in the face of limited
/ obsolescent supply
Skilled Nursing     Supply has steadily decreased due to state level
Facility Supply     certificate-of-need laws and the changing
(2)     reimbursement environment
New supply is effectively non-existent
$
While industry trends have been muted due to the rapidly evolving $
Steady     reimbursement environment, the environment has created$
winners $
Reimbursemen     $
t Environment     Government reimbursement rates have increased steadily over$
(3)
time
Nimble operators have always demonstrated the ability to adapt to reimbursement changes
U.S. Census Bureau, Population Division (December 2014 release date)
AHCA data (March 2015)
Eljay LLC, Hansen, Hunter and Company for AHCA and composite of CMS, AHCA, AQNHC, OSCAR, Eljay LLC and Avalere Group Data
23.6%
120,000 20.6% 21.7% 22.1% 25% 100,000 16.9% 20% 14.9% 80,000 s) 15% 000 60,000
( 10% 40,000 20,000 5%
0 0% 2015 2020 2030 2040 2050 2060
65+ % of Total
16,200 16,000 15,800 15,600
15,400
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Certified Skilled Nursing Facilities
$600 $500 $400 $300 $200 $100 $0
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014
Avg. SNF Medicaid Rate Per Day Avg. SNF Medicare Rate Per Day

1

DEMOGRAPHICS AND SPENDING DRIVE THE OPPORTUNITY
Skilled Nursing and Transitional Care are shifting towards higher-acuity, short-stay rehab, “step down” units for hospitals
Comparison of per Case Rates (1)    Skilled
Comparison of per    Nursing Inpatient RehabLong-Term
Case Rates    Facilities FacilitiesAcute Care
SNFs Remain the Low-    Tracheotomy with Vent $10,051$26,051$115,463
Cost Care Provider vs.    Respiratory with Vent 7,89726,05174,689
Alternative Services    Joint Replacement 6,16517,13567,104
Hip Fracture    10,618 18,48744,633
Stroke    8,905 34,19631,496
Average    $8,727 $24,384$66,677
Increasing Prevalence of Chronic
Disease (2)
180     16417150%
157
160     141149
140    133 49%
120     49%49%
Long-Term Care Needs    100 48%
are Growing    80 48%48%
47%
60     47%
40     46%
20    46%
0     45%
2005A 2010A2015E2020E2025E2030E
Population with Chronic Conditions (mm)% of US Population with a Chronic Condition
MedPAC
RBC Capital Markets research

A CONSISTENT STRATEGIC PLAN
Position us to continue to diversify our portfolio of healthcare assets
Decrease top 5 tenant concentration
Leverage Sabra’s operating expertise to develop strategic relationships with local and regional operators who can successfully navigate the complex healthcare delivery market
Improve cost of capital by obtaining investment grade ratings and increasing scale
Deliver The proposed transaction with CCP executes upon this longstanding strategic plan

HIGH QUALITY PORTFOLIO WITH OCCUPANCY
UPSIDE
Illustrative Combined PF SNF EBITDAR Coverage Improvement through CCP Portfolio Occupancy Increase (1)
1.75x     1.69x1.72x1.75x
1.66x
1.58x1.61x1.64x
1.53x1.55x
1.47x 1.50x
1.50x
e
rag    1.25x
e
Cov
R
A
D    1.00x
T
BI
E
F
N
S
d    0.75x
e
d
n
e
Bl
PF    0.50x
0.25x
0.00x
79% 80%81%82%83%84%85%86%87%88%89%
CCP Portfolio Occupancy
CCP IndustrySabra
Existing Average (2)Average
Occupancy
(1) For illustrative purposes assumes $33.5mm contemplated rent reduction and 80% margin on incremental revenues from additional occupancy; coverages exclude tenants with meaningful credit enhancement through guarantees (2) CMS nursing home compendium 2015

3

OUR BACKGROUND HELPS TENANTS
With over 100 years of combined experience in the industry, our management team understands how facilities can manage costs and strengthen quality
Some of the value-add initiatives include:
? Use our size and network to source group-purchasing opportunities to reduce cost
? Share best practices from our experience, and highlight trends in reimbursement from our national leadership in SNF sector
? Deliver capital for thoroughly reviewed asset reinvestment and facility growth/upsizing
Our tenants’ SNF coverage has increased by over 23% since Q1 2015
Relationships Deliver Results – Sabra SNF EBITDAR Coverage (1)
1.60x 1.54x
1.52x
1.50x 1.49x
1.42x 1.43x
1.40x 1.36x
1.28x
1.30x 1.25x
1.18x
1.20x
1.10x
1.00x
Q1 ‘15 Q2 ‘15 Q3 ‘15 Q4 ‘15 Q1 ‘16 Q2 ‘16 Q3 ‘16 Q4 ‘16 Q1 ‘17
(1) Coverage metrics presented one quarter in arrears; coverages exclude tenants with meaningful credit enhancement through guarantees

4

SUBSTANTIAL VALUE CREATION OPPORTUNITY FOR SHAREHOLDERS
This transaction significantly enhances Sabra’s portfolio diversification while maintaining strong SNF rent coverage
Top Five Tenant
SNF Concentration    (1) SNF Rent Coverage(1,2)
Concentration (1)
100%     100%2.00x
1.81x1.80x
86%    84% 84%
80%     80%1.60x1.51x1.54x
70%1.47x
69%69%
1.33x
60%    58% 57%60%54%1.20x
41%
40%     40%36%0.80x
29%
20%     20%0.40x
0%     0%0.00x
For illustrative purposes, “PF SBRA” assumes full $33.5mm in rent cuts
Represents SNF coverage for CTRE and LTC, and total portfolio coverage for NHI and OHI

SUBSTANTIAL VALUE CREATION OPPORTUNITIES
Synergies of approximately $20mm, along with meaningful AFFO accretion, provide the potential for a meaningful near-term dividend increase and significant value creation to shareholders
Current $19.5mm Rent Reduction $33.5mm Rent Reduction
Expected
Normalized AFFO 16 18% 11 14% 7 9% Accretion Illustrative Illustrative Illustrative
Assumed Prem. / (Disc.) Prem. / (Disc.) Prem. / (Disc.) Implied Implied Implied Dividend Yield (1) to Current to Current to Current Share Price (2) Share Price (2) Share Price (2)
8.0%
7% $28.75 22% $27.64 17% $26.54 12%
3-year avg. 6.4%
6% $33.54 42% $32.25 36% $30.96 31%
5% $40.25 70% $38.70 64% $37.15 57%
4.4%
4% $50.31 113% $48.38 105% $46.44 96%
Dividend yield statistics as of 7/27/2017 via company filings and FactSet
Calculated from Sabra’s current base annualized dividend per share of $1.72 and assumes that dividend accretion mirrors AFFO accretion

CCP PORTFOLIO REPOSITIONING
What It Is
Optimizing rent for reinvestment and improving operations with tenants that we intend to partner with in the future
Scheduled restructuring of leases to handful of tenants that can execute a successful facility turnaround
Exit of facilities that we do not have a long-term plan for
Transition of nonperforming facilities to new tenants
What It Is Not
To partner with tenants that do not focus on our key metrics of quality, growth, and coverage
Continued, incremental rent reductions on non-performing portfolio
We remain confident in our estimate of meaningful accretion to Normalized AFFO given our repositioning expectations

WE BELIEVE HUDSON BAY AND EMINENCE ARE IGNORING THE SIGNIFICANT VALUE CREATION OPPORTUNITY
6
The transaction is consistent with Sabra’s stated strategy of creating a balanced portfolio across skilled nursing and senior housing assets
The transaction provides significant value creation for shareholders
CCP’s tenants are good operators with high-quality assets – in the SNF industry, it’s the operator that matters
Sabra’s management team has the operating experience required to reposition the CCP portfolio
We believe Hudson Bay and Eminence are new Sabra shareholders, new to the story, and have provided no alternatives for long-term value creation
The Board and management are confident that this is the right transaction for Sabra shareholders, at the right value
Long-term shareholders and Wall Street analysts are supportive of the transaction
Sabra’s management team’s interests are directly aligned with those of all Sabra shareholders

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ANALYST COMMENTARY Equity research analysts are supportive of Sabra’s deal pricing and the merger’s improvement to its portfolio and growth profile We met again with SBRA’s management at NAREIT in New York last week and remain confident that its action plan for CCP will ultimately impress investors more than the stock’s performance since the announcement on May 7 of its agreement to acquire CCP….this $7.4 billion transaction, which could close by the end of August if there are no significant regulatory reviews, would significantly reduce SBRA’s exposure to GEN and CCP’s to Holiday, increase its scale, and significantly improve the combined company’s cost structure, producing substantial synergies that we expect to be realized almost immediately after closing.—Cantor Fitzgerald (June 12, 2017) We view the $1B+ pipeline moderating the elevated SNF mix over time, and the size benefits creating a more competitive position for future deals… The anticipated investment grade balance sheet post-deal should offer a more competitive position on larger portfolio deals, and the expanded tenant base from CCP provides relationship opportunities that all combined create a strong platform for long term growth.—SunTrust (July 20, 2017) Sabra Health Care REIT (SBRA) announced that it is merging with healthcare REIT peer, Care Capital Properties (CCP – Unrated) in an all stock deal. We believe that this is a surprise to investors and could actually support SBRA’s current valuation as tenant concentration in its top 2 tenants declines significantly, which has been somewhat of an overhang on valuation, in our view. Getting to a proforma market cap of $4B+ (up from the current $1.8B) would help with improving relevance with investors and ratings agencies, in our view.—Wells Fargo (May 8, 2017)
A strong positive is the diversification the deal brings with no one tenant representing more than 11% of annualized cash NOI once
SBRA’s previously announced Genesis dispositions are closed and CCP closes its previously announced behavioral hospitals acquisition. Sabra on a stand-alone basis has 32% exposure to Genesis as a tenant and 16% to Holiday. Per the press release concerning the deal, SBRA expects the deal to be 14-16% accretive to AFFO in the first full year which our analysis supports. Drivers of accretion include 1) $20M of synergies; 2) assumption of relatively cheap debt from CCP.
- Jefferies (May 8, 2017)

Appendix

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TRANSACTION BENEFITS & RATIONALE
Transaction Creates a Premier Healthcare REIT
Brings together two high quality companies with complementary properties, creating a unique healthcare portfolio of 559 investments
70 high quality relationships across 43 states and Canada, creating enhanced opportunities to strategically partner with operators and drive growth
Strong pro forma SNF rent coverage and skilled mix
Enhanced Diversification and Scale
Top 5 tenant concentration decreases from 69% to 41% (1) with no tenant making up more than 11% of total cash NOI, and low near term lease maturities
Combined company has meaningful scale, with pro forma enterprise value in excess of $7.0 billion
Provides increased shareholder liquidity
Poised for Growth and Value Creation
Well positioned for the future of healthcare delivery and further consolidation in large, fragmented industry with attractive fundamentals
Provides portfolio enhancement opportunity without sacrificing continued earnings growth
Scale and lower cost of capital offer greater opportunity to be competitive
Outstanding Credit Metrics and Cost of Capital Advantage
Combined company expected to have modest leverage and excellent liquidity
Stronger and more flexible balance sheet with lower cost of capital
Very low secured debt with a continued emphasis on conservative credit policies and being an issuer of unsecured public debt
Attractive Financial Impact
Immediately accretive to Sabra’s FFO and AFFO. Expected to be 16 – 18% accretive to Normalized AFFO in first full year or 7 – 9% assuming implementation of $33.5mm rent reductions
Expected annual cash synergies of approximately $15 million and total annual GAAP synergies of approximately $20 million
Pro forma tenant concentration based on total cash NOI as of Q1 2017; adjusted for Genesis dispositions and subsequent reinvestment, as well as CCP’s behavioral acquisition, and assumes full $33.5mm in rent reductions

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FORWARD LOOKING STATEMENTS
Option One
Option Three
Ma This presentation contains “forward-looking” statements that may be identified, without limitation, by the use of “expects,” “believes,” “intends,” “should” or comparable terms or the negative thereof. Forward-looking statements in this presentation include, but are not limited to, statements about Sabra’s proposed merger with CCP, the expected impact of the proposed merger on Sabra’s financial results, Sabra’s ability to achieve the synergies and other benefits of the proposed merger with CCP and Sabra’s and CCP’s strategic and operational plans, as well as all statements regarding expected future financial position, results of operations, cash flows, liquidity, financing plans, business strategy, the expected amounts and timing of dividends, projected expenses and capital expenditures, competitive position, growth opportunities and potential investments, plans and objectives for future operations and compliance with and changes in governmental regulations. These statements are made as of the date hereof and are subject to known and unknown risks, uncertainties, assumptions and other factors—many of which are out of the Company’s control and difficult to forecast—that could cause actual results to differ materially from those set forth in or implied by our forward-looking statements. These risks and uncertainties include but are not limited to: our dependence on Genesis Healthcare, Inc. (“Genesis”) and certain wholly owned subsidiaries of Holiday AL Holdings LP (collectively, “Holiday”) until we are able to further diversify our portfolio; our dependence on the operating success of our tenants; the significant amount of and our ability to service our indebtedness; covenants in our debt agreements that may restrict our ability to pay dividends, make investments, incur additional indebtedness and refinance indebtedness on favorable terms; increases in market interest rates; changes in foreign currency exchange rates; our ability to raise capital through equity and debt financings; the impact of required regulatory approvals of transfers of healthcare properties; the effect of increasing healthcare regulation and enforcement on our tenants and the dependence of our tenants on reimbursement from governmental and other third-party payors; the relatively illiquid nature of real estate investments; competitive conditions in our industry; the loss of key management personnel or other employees; the impact of litigation and rising insurance costs on the business of our tenants; the effect of our tenants declaring bankruptcy or becoming insolvent; uninsured or underinsured losses affecting our properties and the possibility of environmental compliance costs and liabilities; the ownership limits and anti-takeover defenses in our governing documents and Maryland law, which may restrict change of control or business combination opportunities; the impact of a failure or security breach of information technology in our operations; our ability to find replacement tenants and the impact of unforeseen costs in acquiring new properties; our ability to maintain our status as a REIT and compliance with REIT requirements and certain tax and tax regulatory matters related to our status as a REIT. There are also risks that are inherent in the nature of the transaction with CCP, including the possibility that the parties may be unable to obtain required stockholder approvals or regulatory approvals or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the potential adverse effect on tenant and vendor relationships, operating results and business generally resulting from the proposed transaction; the proposed transaction will require significant time, attention and resources, potentially diverting attention from the conduct of Sabra’s business; the amount of debt that will need to be refinanced or amended in connection with the proposed merger and the ability to do so on acceptable terms; changes in healthcare regulation and political or economic conditions; the anticipated benefits of the proposed transaction may not be realized; the anticipated and unanticipated costs, fees, expenses and liabilities related to the transaction; the outcome of any legal proceedings related to the transaction; and the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement. Additional information concerning risks and uncertainties that could affect Sabra’s business can be found in Sabra’s filings with the Securities and Exchange Commission (the “SEC”), including Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2016. Additional information concerning risks and uncertainties that could affect CCP’s business can be found in CCP’s filings with the SEC, including Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2016. Forward-looking statements made in this presentation are not guarantees of future performance, events or results, and you should not place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company assumes no, and hereby disclaims any, obligation to update any of the foregoing or any other forward-looking statements as a result of new information or new or future developments, except as otherwise required by law. TENANT AND BORROWER INFORMATION This presentation includes information (e.g. EBITDAR coverage, EBITDARM coverage and occupancy percentage) regarding certain of our (or CCP’s, as applicable) tenants that lease properties from us (or CCP, as applicable) and our (or CCP’s, as applicable) borrowers, most of which are not subject to SEC reporting requirements. Genesis is subject to the reporting requirements of the SEC and is required to file with the SEC annual reports containing audited

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ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT
Option One
Option Three
Ma
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of CCP with a wholly owned subsidiary of Sabra. In connection with the proposed merger, Sabra has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which includes a joint proxy statement/prospectus with respect to the proposed merger. The registration statement has been declared effective by the SEC, and Sabra and CCP have each mailed the definitive joint proxy statement/prospectus to their respective stockholders. The definitive joint proxy statement/prospectus contains important information about the proposed merger and related matters. STOCKHOLDERS OF SABRA AND CCP ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SABRA, CCP AND THE MERGER. Stockholders can obtain copies of the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by Sabra and CCP for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed by Sabra with the SEC are available free of charge on Sabra’s website at www.sabrahealth.com, or by directing a written request to Sabra Health Care REIT, Inc., 18500 Von Karman Avenue, Suite 550, Irvine, CA 92612, Attention: Investor Relations. Copies of the documents filed by CCP with the SEC are available free of charge on CCP’s website at www.carecapitalproperties.com, or by directing a written request to Care Capital Properties, Inc., 191 North Wacker Drive, Suite 1200, Chicago, Illinois 60606, Attention: Investor Relations.

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PARTICIPANTS IN THE SOLICITATION
Option One
Option Three
Ma Sabra and CCP, and their respective directors and executive officers and certain other employees, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, is set forth, or incorporated by reference, in the joint proxy statement/prospectus relating to the proposed merger that has been filed with the SEC and mailed to Sabra and CCP stockholders. This document can be obtained free of charge from the sources indicated above.

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DEFINITIONS
Option One
Option Three
Ma
Cash NOI. The Company considers cash net operating income (“NOI”) an important supplemental measure because it allows investors, analysts and our management to evaluate the operating performance of our investments. We define cash NOI as total revenues less operating expenses and non-cash revenues.
EBITDA. Earnings before interest, taxes, depreciation and amortization (“EBITDA”) excluding the impact of stock-based compensation expense under the Company’s long-term equity award program, asset specific loan loss reserves, significant out of period revenues and expenses, and further adjusted to give effect to acquisitions and dispositions as though such acquisitions and dispositions occurred at the beginning of the period (“Adjusted EBITDA”) is an important non-GAAP supplemental measure of operating performance.
EBITDAR Coverage. Represents the ratio of EBITDAR to contractual rent for owned facilities (excluding Managed Properties). EBITDAR Coverage is a supplemental measure of an operator/tenant’s ability to meet their cash rent and other obligations to the Company. However, its usefulness is limited by, among other things, the same factors that limit the usefulness of EBITDAR.
EBITDARM Coverage. Represents the ratio of EBITDARM to contractual rent for owned facilities (excluding Managed Properties). EBITDARM coverage is a supplemental measure of a property’s ability to generate cash flows for the operator/tenant (not the Company) to meet the operator’s/tenant’s related cash rent and other obligations to the Company. However, its usefulness is limited by, among other things, the same factors that limit the usefulness of EBITDARM.
Fixed Charge Coverage Ratio. EBITDAR (including adjustments for one-time and pro forma items) for the period indicated for all operations of any entities that guarantee the tenants’ lease obligations to the Company divided by the same period cash rent expense, interest expense and mandatory principal payments for operations of any entity that guarantees the tenants’ lease obligation to the Company. Fixed Charge Coverage is a supplemental measure of a guarantor’s ability to meet the operator/tenant’s cash rent and other obligations to the Company should the operator/tenant be unable to do so itself. However, its usefulness is limited by, among other things, the same factors that limit the usefulness of EBITDAR.
Occupancy Percentage. Occupancy Percentage represents the facilities’ average operating occupancy for the period indicated. The percentages are calculated by dividing the actual census from the period presented by the available beds/units for the same period. Occupancy for independent living facilities can be greater than 100% for a given period as multiple residents could occupy a single unit.
Senior Housing. Senior housing facilities include independent living, assisted living, continuing care retirement community and memory care facilities.
Skilled Mix is defined as the total Medicare and non-Medicaid managed care patient revenue at Skilled Nursing/Transitional Care facilities divided by the total revenues at Skilled Nursing/Transitional Care facilities for the period indicated.
Skilled Nursing/Transitional Care. Skilled nursing/transitional care facilities include skilled nursing, transitional care, multi-license designation and mental health facilities.
Stabilized Facility. At the time of acquisition, the Company classifies each facility as either stabilized or pre-stabilized. In addition, the Company may classify a facility as pre-stabilized after acquisition. Circumstances that could result in a facility being classified as prestabilized include newly completed developments, facilities undergoing major renovations or additions, facilities being repositioned or transitioned to new operators, and significant transitions within the tenants’ business model. Such facilities will be reclassified to stabilized upon maintaining consistent occupancy (85% for Skilled Note: All facility financial performance data were derived solely from information provided by operators/tenants and relevant guarantors without independent verification by the Company.